4imprint®
Group plc

03 OCT 30 AM 7:21

23 October 2003

[redacted]

03037005

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the
U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	*Document*
23.10.03	LSE Notification – AXA S.A..

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

Yours faithfully

P.P. T.D Hallam

dlw 10/30

Craig Slater
Finance Director

Dealings by Substantial Shareholders

AVS No 192821

Disclosure of Interest in shares and notifications of dealings under the Stock Exchange requirements
All relevant boxes should be completed in typed block capital letters.

1. Name of Company 4imprint Group plc	2. Name of Shareholder having a substantial interest AXA S.A.
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18. In respect of 2 above	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

5. Number of shares/amount of stock acquired 1,100,000	6. Percentage of issued Class 3.83%	7. Number of shares/amount of stock disposed —	8. Percentage of issued Class —

9. Class of security ORDINARY 38 6/13 p	10. Date of transaction 22-10-03	11. Date company informed 23-10-03
12. Total holding following this notification 1,100,812	13. Total percentage holding of issued class following this notification 3.83%	

14. Any additional information This share transfer was an AXA cross fund transfer (please see attached)	15. Name of contact and telephone number for queries TIM HALLAM (0161) 272 4027
16. Name and signature of authorised company official responsible for making this notification P.P. T. D Hallam Date of notification 23-10-03	DAVID SEEKINGS COMPANY SECRETARY

INVESTMENT
MANAGERS

4imprint Group plc
Park 17
Moss Lane
Whitefield
M45 8FJ

22 October 2003
Your ref :
Our ref : 4imprint.xls

Direct telephone number 020 7003 2596
Contact : Paula Dyke

Dear Sirs,

NOTIFICATION OF INTEREST(S) IN SHARES UNDER SECTION 198 COMPANIES ACT 1985 (" THE ACT")

4Imprint Group plc

This notification supersedes any previous notification from AXA Investment Managers UK Ltd.

We are writing on behalf of AXA S.A. of 25 Avenue Matignon, 75008 Paris and its Group Companies who are deemed to have an interest in these shares.

AXA S.A. knows that they were interested in 1,887,812 ord GBP 0.38.461538 shares in the 28,712,756 share capital immediately after the time when the obligation of disclosure arose pursuant to section 198 of the Act. These shares represent a beneficial interest of 1,100,812 shares (3.83%), and a non-beneficial interest of 787,000 shares (2.74%).

The identity of each registered holder of the shares to which this notice relates, so far as as known to AXA Investment Managers UK Ltd, as at 22/10/03, is as per the attached Appendix.

This notification of change is due to an increase in the beneficial interest holding from 0.00% to 3.83% .

Yours Faithfully,

Lesley Crook
Head of Asset Servicing

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

4Imprint Group plc ord GBP 0.38.461538 shares

Total number of shares held as at 22/10/03 was 1,887,812 the breakdown of which is set out below:

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
AXA UK Investment Co ICVC UK Smaller Companies Fund (Non - Beneficial)	112,000	Trustees of AXA UK Investment Co ICVC UK Smaller Companies Fund	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 844359
Sun Life Pensions Management Ltd (Beneficial)	812	Sun Life Pensions Management Ltd	Smith & Williamson Nominees Ltd 1 Riding House Street London W1A 3AS a/c S66
Sun Life International (IOM) Ltd (Beneficial)	1,100,000	Sun Life International (IOM) Ltd	Sun Life International Isle of Man Limited a/c a/c SLI 11
AXA General Unit Trust (Non - Beneficial)	675,000	HSBC Global Custody Nominee (UK) Limited as Trustees of the Trust	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 880868

		Holding as % of Issued Capital
Total Beneficial Interest	1,100,812	3.83
Total Non-Beneficial Interest	787,000	2.74
Total	1,887,812	6.57%